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                                                                       EXHIBIT 5

October 29, 1999

Mr. Michael O'Reilly
35 Tuthill Pt. Road
East Moriches, New York 11940

Dear Mr. O'Reilly:

      We refer to the Employment Agreement dated the date hereof (the "Agreement") between you and Windswept Environmental Group, Inc. (the "Company"). As additional consideration for your entering into the Agreement, Spotless Plastics (USA) Inc. ("Spotless") hereby agrees as follows:

      1. Spotless shall give you written notice (the "Notice") in the event that, at any time after the date hereof and during the Term of Employment (as that term is defined in the Agreement), Spotless and its affiliates, by means of additional purchases by Spotless or any of its affiliates of shares of common stock, par value $.0001 per share, of the Company ("Common Stock") after the date hereof (as opposed to the cancellation of shares, the repayment or redemption of convertible securities or the expiration of warrants, options or similar rights to purchase shares of Common Stock), become the beneficial owners of more than seventy-five percent (75%) of the outstanding shares of Common Stock on a Fully Diluted Basis (i.e., after giving effect to the exercise of all options, warrants, or similar rights to acquire shares of Common Stock). Spotless further agrees that, in the event that at the time of such purchases the Common Stock is not listed for trading on the New York Stock Exchange or the American Stock Exchange or included in the NASDAQ National Market or Small-Cap Market or any other comparable trading market (but excluding the OTC Electronic Bulletin Board and the National Quotation Bureau pink sheets) or the Common Stock ceases to be so listed or included in any of the foregoing exchanges or markets within the period of one hundred eighty (180) days following your receipt of the Notice, you shall have the right, subject to the terms and conditions hereof and for a period of one hundred eighty (180) days following your receipt of the Notice, to require Spotless to purchase in a single transaction (as opposed to a series of transactions) all shares of Common Stock owned by you as of the date hereof or which are issuable to you under stock options outstanding as of the date hereof and which are vested and fully exercisable as of the date of the Notice (collectively, the "Shares"); provided, however, that as a condition precedent to the obligation of Spotless to purchase the Shares you shall surrender to the Company and forfeit, for no additional consideration, the option to purchase 2,811,595 shares of Common Stock (the "Conversion Date Options") granted to you pursuant to the Stock Option Agreement dated the date hereof (the "Conversion Date Option Agreement"), unless the Conversion Date Options shall have vested and shall be exercisable in accordance with the terms of the Conversion Date Option Agreement as of the date of the Notice. If you wish to exercise your right under this letter agreement, you shall give the Company written notice (the "Purchase Notice") within one hundred eighty (180) days following the date of your receipt of the Notice,

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Mr. Michael O'Reilly
October 29, 1999
Page 2 of 3


which Purchase Notice shall specify the number of Shares as to which you are exercising your right. We hereby agree that, if we are not able to mutually agree upon the purchase price payable for the Shares, the purchase price shall be an amount equal to the product of the Appraised Value (as hereinafter defined) multiplied by a fraction, the numerator of which shall be the number of Shares as to which you are exercising your right under this letter agreement as set forth in the Purchase Notice and the denominator of which shall be the number of shares of Common Stock outstanding at the date of the Purchase Notice on a fully diluted basis (i.e. assuming the exercise of all outstanding options and warrants for the purchase of Common Stock and the conversion of all securities convertible or exchangeable into shares of Common Stock). For the purposes of this Agreement, the term "Appraised Value" shall mean the appraised value of the Company as a going concerned determined by two investment banks, appraisers or other financial advisors, one of which shall be selected by Spotless and one of which shall be selected by you. Each party shall bear the costs and expenses of the investment bank, appraiser or other financial advisor selected by it. If the investment banks, appraisers or other financial institutions selected by us cannot agree on the Appraised Value, the Appraised Value shall be determined by a third investment bank, appraiser or other financial advisor which shall be jointly selected within sixty (60) days after the date of the Purchase Notice by the investment banks or other financial institutions selected by us, and the costs and expenses of such third investment bank, appraiser or other financial advisor shall be shared equally by us. The closing with respect to any purchase of Shares under this letter agreement shall occur not later than thirty (30) following our agreement as to the purchase price payable for the Shares or the determination of the Appraised Value, as the case may be. You may withdraw your Purchase Notice at any time prior to such closing, provided that you pay all expenses incurred by Spotless, if any, in connection with the determination of the Appraised Value and any other out-of-pocket expenses incurred by Spotless, including, without limitation, reasonable attorneys' fees.

      2. Spotless hereby acknowledges that the Company has agreed, pursuant to
Section 2.2(d) of the Employment Agreement, to purchase the Shares on the terms and conditions set forth therein, unless such purchase would cause any impairment in the capital of the Company. Spotless hereby agrees that, to the extent that such purchase would cause any impairment in the capital of the Company, it will purchase the Shares on the same terms and conditions set forth in Section 2.2(d) of the Employment Agreement, provided that the Company shall still be obligated pay the costs and expenses related to the determination of the Appraised Value as provided therein as if it were making such purchase.

      3. Spotless, on behalf of itself and its affiliates, also agrees that, during the Term of Employment, Spotless and its affiliates shall not make any acquisition of substantially all the assets or a majority of the capital stock of an entity which is principally engaged in the environmental remediation or disaster remediation business, principally in the United States or its territories, if the majority of the directors who are not affiliated with Spotless (excluding any person who may become a director of the Company after the date hereof as a result of the failure of the Company to pay dividends as provided in the Certificate of Designations related to the Company's Series A Preferred Stock, par value $.01 per share) shall have determined in good faith, on behalf of the Company, that such acquisition would be in the best interests of the Company. Spotless agrees that the foregoing covenant is made for the benefit of the Company

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Mr. Michael O'Reilly
October 29, 1999
Page 3 of 3


and yourself and that you, on behalf of the Company and/or yourself, shall be entitled to seek specific enforcement and any other remedy, including other equitable remedies, in the event of a breach of such covenant.

                                          Very truly yours,

                                          SPOTLESS PLASTICS (USA) INC.

                                          By: /s/ Charles L. Kelly, Jr.
                                              ------------------------------
                                          Name:  Charles L. Kelly, Jr.
                                          Title: Vice President of Finance and
                                                 Secretary